Exhibit 12
Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended		For the Years Ended
	September 30,		December 31,
	2012	2011	2011	2010	2009	2008	2007
	(in millions)
Earnings (loss):
Loss from continuing operations before income taxes	$(2,894)	$(1,439)	$(2,636)	$(3,299)	$(3,494)	$(4,060)	$(29,775)
Equity in losses of unconsolidated investments	927	1,283	1,730	1,286	803	64	3
Fixed charges	1,765	1,503	2,068	2,081	2,047	2,094	2,213
Interest capitalized	(269)	(304)	(413)	(13)	(12)	(123)	(127)
Amortization of interest capitalized	48	65	48	85	85	80	72
Earnings (loss), as adjusted	(423)	1,108	797	140	(571)	(1,945)	(27,614)
Fixed charges:
Interest expense, gross	996	724	1,011	1,464	1,450	1,362	1,433
Interest capitalized	269	304	413	13	12	123	127
Portion of rentals representative of interest	500	475	644	604	585	609	653
Fixed charges	1,765	1,503	2,068	2,081	2,047	2,094	2,213
Ratio of earnings to fixed charges	— (1)	— (2)	— (3)	— (4)	— (5)	— (6)	— (7)

(1)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $2.2 billion at September 30, 2012.

(2)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $0.4 billion at September 30, 2011.

(3)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $1.3 billion in 2011.

(4)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $1.9 billion in 2010.

(5)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $2.6 billion in 2009.

(6)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $4.0 billion in 2008.

(7)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $29.8 billion in 2007.